 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

May 25, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

We have addressed all the comments in your letter dated May 13, 2010, except comment number 3, which relates to the ADCI and GTI purchase price allocation.

We have now completed the fair valuation process of the intangible assets related to the PIM licenses.  We are still working on incorporating the changes made to the initial purchase price allocation in the balance sheet section and throughout the 10-K.  We are not able to finalize the amended Form 10-K by today, and therefore we kindly ask for an extension of time until next Tuesday, in order to fully address item 3.  We prefer to complete all the revisions in the Form 10-K before sending it to you.

As always, please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti

Chief Financial Officer

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